Exhibit 2

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF): No.76.535.764/0001-43

BOARD OF TRADE (NIRE): No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) invites its Shareholders to participate in the Extraordinary General Shareholders’ Meeting to be held on March 21, 2013 at 11:00 am, at the Company’s headquarters, located at Rua General Polidoro No. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1) Analyze, discuss and decide on the proposal to create two classes of redeemable preferred shares issued by the Company, for purposes of the distribution to be decided as per item 2 of this Agenda, as follows: (a) one class of redeemable preferred shares, with voting rights and priority in capital distributions, without premium; and (b) one class of redeemable preferred shares, without voting rights, but with priority in receiving the minimum, non-cumulative dividend of 3% of shareholders’ equity per share;

2) Decide on the proposed distribution of redeemable shares issued by the Company to the shareholders of the Company, from our capital reserve account, and the resulting amendment of article 5 of the Bylaws of the Company; and

3) Decide on the immediate redemption of shares created as a result of the distribution described in item 2 above, in the total amount of R$162,456,604.57 (one hundred and sixty-two million, four hundred and fifty-six thousand, six hundred and four reais and fifty-seven centavos), from our capital reserve account (special merger reserve – net assets).

GENERAL INSTRUCTIONS:

1. Materials relating to the Agenda are available for examination by Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2. Shareholders wishing to attend the Meeting in person or be represented by an attorney-in-fact must forward the following documents to the Company’s

Corporate M&A Department (Gerência Societário e M&A), located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., up to two (2) business days prior to the Meeting: (i) Legal Entities: authenticated copies (cópias autenticadas) of the Articles of Incorporation or Bylaws or Articles of Association, minutes of the election of Board of Directors (if any) and minutes of the meeting electing the Board of Executive Officers and electing the legal representative(s) to be present at the Meeting; (ii) Individuals: authenticated copies of the shareholder’s identification and individual taxpayer (CPF) documents; and (iii) Investment Funds: authenticated copies of the Fund Regulations and Bylaws or Social Contract of the Fund’s administrator, as well as the minutes of the election of the legal representative(s) to be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii), as the case may be, a shareholder wishing to be represented by an attorney-in-fact must also forward the notarized power-of-attorney, conferring special powers, as well as authenticated copies of the identification documents of the person(s) who signed the power-of-attorney and minutes of the election of such person(s) to be the legal representative(s) with powers to sign the power-of-attorney, in addition to the identification and individual taxpayer documents of the attorney-in-fact. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, up to two (2) business days prior to the Meeting.

Rio de Janeiro, February 19, 2013.

José Augusto da Gama Figueira

Chairman of the Board of Directors